Exhibit 99.1
Suntech Reports First Quarter 2010 Financial Results
San Francisco and Wuxi, China, June 3, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest crystalline silicon photovoltaic (PV) module manufacturer, today announced financial results for its first fiscal quarter ended March 31, 2010.
First Quarter 2010 Highlights
•	Total net revenues were $588.0 million in the first quarter of 2010, representing 0.8% growth sequentially and 86.3% year-over-year

•	Total PV shipments increased 11% sequentially and 182% year-over-year

•	Gross profit margin for the core wafer to module business was 22.1% in the first quarter of 2010

•	Consolidated gross profit margin was 19.5% in the first quarter of 2010

•	Net income attributable to holders of ordinary shares was $20.7 million, or $0.11 per diluted American Depository Share (ADS). Each ADS represents one ordinary share

•	Suntech increases 2010 annual shipment target from 1.25GW to 1.3GW, which represents an 85% increase above 2009 total shipments

•	Suntech achieved 1.2GW of PV cell and module production capacity at the end of the first quarter of 2010
“We are pleased to announce 11% sequential growth in shipments for the first quarter of 2010,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “To meet strong global demand for Suntech’s premium solar products, which we expect will continue through the rest of 2010, we maximized the utilization of our facilities and added an incremental 100MW of PV cell and module capacity during the quarter. We also maintained our focus on enhancing our regional service teams to support our growth.”
“We are pleased about the solar growth trends that we are seeing across all geographies. Europe’s commitment to achieving 20% renewable energy generation by 2020 is proving to be the foundation for long term stable growth. Our North American dealer network and utility initiatives should enable us to triple our sales to that region in 2010. And, we are continuing to build our presence in emerging markets. In fact, Asia, Africa and the Middle East represented close to 21% of our sales in the first quarter and we continued to diversify our geographic sales mix globally. Clear customer recognition of Suntech’s superior track record and highly bankable products is a key driver of our demand in all of these markets.”

“As the leading producer of crystalline silicon solar panels, we are proud to have reached another important milestone with the shipment of our 10 millionth solar panel during the first quarter. To date, the cumulative solar energy generated from Suntech panels alone is enough to provide clean and renewable power for around one million households. This is only the beginning for Suntech and for widespread solar adoption. Suntech remains strongly committed to investing in the technology, capacity and global service platform that will offer even greater access to nature’s most abundant energy resource.”
Recent Business Highlights
Markets
•	The 10 millionth solar panel produced by Suntech was delivered during the first quarter of 2010. Since inception, Suntech has delivered over 2.2GW of solar products to over 1,400 customers in more than 80 countries. Cumulatively these panels generate enough power for around 1,000,000 households.
•	The Finnow Tower 24.5MW project was recently connected to the grid on a former military airbase in Germany by Solarhybrid using 90,000 Suntech 270 watt modules. This is one of the five largest PV projects in Germany.
•	Suntech received official certification under the UK Microgeneration Certification Scheme (MCS) for its most popular models, a pre-requisite for selling solar panels in the UK market. The certification will enable customers and value-added resellers in the UK to utilize Suntech’s solar panels for reliable electricity generation.
•	According to data published by the California Solar Initiative, Suntech has consistently increased market share in California’s solar market from 5% in 2008, to 13% in 2009 and 18% so far in 2010. California’s market accounted for approximately 45% of solar sales in North America in 2009.
Capacity Expansion
•	Suntech has decided to delay expansion of thin film manufacturing capacity in Shanghai and has designated the Shanghai manufacturing facility as a new site for expansion of Suntech’s high performance crystalline silicon PV cell and module manufacturing capacity. Suntech plans to add 1GW of manufacturing capacity in Shanghai within the next three years.
Technology
•	Suntech’s high performance Pluto technology is currently achieving an average of over 19% conversion efficiency on mono-crystalline PV cells. Suntech is currently producing and shipping approximately 4MW of IEC certified Pluto modules per month.
•	The Victoria-Suntech Advanced Solar Facility was recently launched in collaboration with the Swinburne University of Technology. The facility has been partially funded by an

AUD3 million grant under the Victorian Science Agenda Investment Fund and will provide a platform to develop super high efficiency solar cells based on nanoplasmonic technology.
•	Suntech initiated a research project with the University of New South Wales and Silex Solar to improve conversion efficiency of crystalline silicon solar cells. The three-year collaborative research project was awarded an AUD5 million grant from the Australian Solar Institute.
Convertible Notes
•	In the first quarter of 2010, Suntech repurchased an aggregate of $221.2 million principal amount of its 0.25% Convertible Senior Notes due 2012 for a total consideration of $221.2 million.
First Quarter 2010 Results
Total net revenues for the first quarter of 2010 were $588.0 million, a slight increase of 0.8% from $583.6 million in the fourth quarter of 2009 and an increase of 86.3% from $315.7 million in the first quarter of 2009.
For the first quarter of 2010, consolidated gross profit was $114.5 million and gross margin was 19.5% compared to consolidated gross profit of $138.7 million and gross margin of 23.8% in the fourth quarter of 2009. The sequential gross margin decline was primarily due to a lower average sales price as a result of the substantial depreciation of the Euro versus the U.S. Dollar.
Operating expenses for the first quarter of 2010 decreased to $51.0 million compared to $51.7 million in the fourth quarter of 2009.
Income from operations was $63.5 million for the first quarter of 2010 compared to $87.0 million in the fourth quarter of 2009.
Net interest expense declined to $22.6 million in the first quarter of 2010 compared to net interest expense of $24.2 million in the fourth quarter of 2009. Net interest expense in the first quarter of 2010 included $8.6 million in non-cash expenses of which $7.3 million was related to the adoption of FASB Codification 470-20-65, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion. This compares to $12.7 million in non-cash net interest expense in the fourth quarter of 2009. The decrease in interest expenses was primarily due to the repurchase of the significant majority of the outstanding 0.25% Convertible Senior Notes due 2012, which had a put option in February 2010.
Foreign currency exchange loss was $24.5 million in the first quarter of 2010 compared to $13.2 million in the fourth quarter of 2009. The foreign currency loss in the first quarter was primarily related to the substantial depreciation of the Euro versus the US Dollar.

Net other income was $2.8 million in the first quarter of 2010, compared with a net other expense of $3.6 million in the fourth quarter of 2009. The net other income in the first quarter of 2010 was mainly due to gains from hedging activities. Foreign exchange loss net of hedging gains was approximately $21.9 million in the first quarter of 2010.
Net income attributable to holders of ordinary shares was $20.7 million, or $0.11 per diluted ADS for the first quarter of 2010, compared to net income of $44.0 million, or $0.24 per diluted ADS, for the fourth quarter of 2009.
In the first quarter of 2010, the major non-cash related expenses were share-based compensation charges of $3.0 million; $8.6 million of non-cash interest expenses, as mentioned above; and depreciation and amortization expenses of $18.7 million.
In the first quarter of 2010, capital expenditures, which were primarily for the addition of new production equipment, totaled $72.4 million.
Cash and cash equivalents decreased to $677.2 million as of March 31, 2010, from $833.2 million as of December 31, 2009. The decrease in cash and cash equivalents was primarily due to the additional investment made to GSF, repurchase of the 0.25% Convertible Senior Notes due 2012, and sequential increases in restricted cash, accounts receivable and inventory.
Accounts receivable totaled $467.7 million as of March 31, 2010, compared with $384.4 million as of December 31, 2009. The increase was mainly due to a higher shipment level in the last month of the quarter. Days sales outstanding were 72 days in the first quarter of 2010, compared to 60 days in the fourth quarter of 2009.
Accounts receivable due from investee companies of GSF was $104.0 million as of March 31, 2010, compared with $110.2 million as of December 31, 2009. The sequential decrease in the related accounts receivable was due to the depreciation of the Euro versus the USD.
Inventory was $314.1 million as of March 31, 2010, compared with $280.1 million as of December 31, 2009. The increase in inventory was in line with the growth of production and shipments.
Accounts payable totaled $384.3 million as of March 31, 2010, compared with $264.2 million as of December 31, 2009. The increase in accounts payable was primarily due to extended credit terms from suppliers.
Business Outlook
In the second quarter of 2010, Suntech expects single digit percentage growth in shipments sequentially. Consolidated gross margin in the second quarter of 2010 is expected to be in the high teens, which is based on an assumed exchange rate of 1.23USD to the Euro.

Due to strong demand, Suntech has increased its 2010 shipment target from 1.25GW to more than 1.3GW, which is 85% higher than 2009 shipments.
Suntech is on track to expand PV cell production capacity to 1.4GW by the end of the second quarter 2010 of which 450MW will be Pluto-enabled. To achieve 1.4GW capacity, Suntech expects capital expenditures of approximately $200 million.
First Quarter 2010 Conference Call Information
Suntech management will host a conference call today, Thursday, June 3, 2010 at 8:00a.m. U.S. Eastern Time (which corresponds to 8:00p.m.Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on June 3, 2010) to discuss the company’s results.
To access the conference call, please dial +1-617-597-5392 (for U.S. callers/ international callers) or +852-3002-1672 (for HK callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until June 13, 2010 by dialing +1-617-801-6888 (passcode: 76039171).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 10,000,000 photovoltaic panels to over 1,400 customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to increase PV cell production capacity to 1.4GW by mid-2010; expected Q2 2010 shipments and gross margin; full year 2010 shipment expectations; and 2010 capacity and capital expenditures; the ability of Europe to achieve its renewable energy generation commitment by 2020; expected demand in

2010; the amount of manufacturing capacity to be installed in Shanghai within 3 years; the ability to develop nanoplasmonic solar cell technology; and the ability of the UNSW and Silex Solar project to increase conversion efficiency. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	Mar 31,	Dec 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	677,159	833,158
Restricted cash	162,762	124,877
Inventories	314,119	280,054
Accounts receivable	467,677	384,416
—Investee companies of GSF	103,970	110,231
—from others	363,707	274,185
Value-added tax recoverable	58,948	41,219
Advances to suppliers	50,195	48,820
Short-term investments	—	200,817
Other current assets	268,391	242,625

Total current assets	1,999,251	2,155,986

Property, plant and equipment, net	816,558	777,580
Intangible assets, net	162,692	166,687
Goodwill	84,209	86,062
Investments in affiliates	330,958	251,347
Long-term prepayments	187,399	188,085
Long-term loan to suppliers	54,340	54,667
Amount due from related parties	180,515	193,577
Other non-current assets	107,378	109,663

TOTAL ASSETS	3,923,300	3,983,654

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	835,541	800,390
Accounts payable	384,316	264,235
Convertible notes-current	4,218	223,982
Other current liabilities	213,263	229,473

Total current liabilities	1,437,338	1,518,080

Long-term bank borrowings	132,425	138,021
Convertible notes-non-current	524,242	516,912
Accrued warranty costs	60,116	55,152
Other long-term liabilities	138,724	142,730

Total liabilities	2,292,845	2,370,895

Total Suntech Power Holding Co. Ltd. Equity	1,616,677	1,598,049
Noncontrolling interest	13,778	14,710
Total equity	1,630,455	1,612,759

TOTAL LIABILITIES AND EQUITY	3,923,300	3,983,654

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	Mar 31	Dec 31	Mar 31
	2009	2009	2010

Total net revenues	315,656	583,619	588,034
— Investee companies of GSF	100,547	—	—
— Others	215,109	583,619	588,034
Total cost of revenues	259,369	444,916	473,491

Gross profit	56,287	138,703	114,543

Selling expenses	11,401	20,493	19,984
General and administrative expenses	18,820	18,164	21,477
Research and development expenses	4,922	13,023	9,561

Total operating expenses	35,143	51,680	51,022

Income from operations	21,144	87,023	63,521

Interest expense	-26,743	-25,667	-23,436
Interest income	5,098	1,449	851
Foreign exchange loss	-6,191	-13,198	-24,542
Other income (expense), net	12,567	-3,646	2,776

Income before income taxes	5,875	45,961	19,170
Tax provision (expense), net	78	-2,643	-3,150

Net income after taxes before noncontrolling interest and equity in earnings of affiliates	5,953	43,318	16,020
Added Equity in (loss) earnings of affiliates, net of taxes	-3,874	452	4,622

Net income	2,079	43,770	20,642

Net (loss) income attributible to the noncontrolling interest	-292	253	63

Net Income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	1,787	44,023	20,705

Net income per share and per ADS:

— Basic	0.01	0.25	0.12
— Diluted	0.01	0.24	0.11

Shares and ADSs used in computation:

— Basic	155,881,265	179,047,395	179,298,622
— Diluted	156,794,603	182,322,610	182,268,491

Each ADS represents one ordinary share